

November 7, 2013

<u>Via E-mail</u>
Mr. Anthony Sarvucci
CEO
American Heritage International Inc.
2087 Desert Prairie St.
Las Vegas, NV 89135

      Re: American Heritage International Inc.
             Form 8-K Item 4.01
             Filed October 15, 2013
             Form 8-K/A Item 4.01
             Filed November 6, 2013
             File No. 333-181784

Dear Mr. Sarvucci:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Jenn Do

                Jenn Do
                Staff Accountant